

July 1, 2011

Via E-mail
Mr. Mark A. Severson
Principal Financial and Accounting Officer
FNB United Corp.
150 South Fayetteville Street
Asheboro, NC 27203

> **Re:** **FNB United Corp.**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2011**
> **Filed May 23, 2011**
> **File No. 000-13823**

Dear Mr. Severson:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q as of March 31, 2011

Asset Quality, page 52

Please see our comments below which are in response to comment 3 of our letter dated June 7, 2011. Please also provide us with your proposed disclosures in future filings as it pertains to these comments.

1. You state that you apply an "age adjustment" to your external appraisals. Please clarify the following for us:
   - Explain how you determine your age adjustment and why you believe this is necessary if all of your appraisals are considered current;
   - Tell us the date you began utilizing the age adjustments;
   - Tell us if the process of determining the age adjustment is a subjective process or if you apply the same discount percentage to all appraisals of a certain age. If it is the latter, please provide us with the adjustments you apply for each age bracket. If you have a subjective process for formulating your age adjustments, please provide us with the details of your methodology including how and when you apply an age adjustment.

2. We note your statement that in some cases "it is deemed that a charge-off is required rather than a reserve against the principal balance." Please tell us the amount of impaired loans that were directly charged off without a requiring an initial specific reserve as of March 31, 2011. Please explain to us the circumstances that would warrant this kind of charge-off.

3. In the third bullet point of your response, you state you apply discounting factors to your fair market valuation as presented in the appraisals for the "type of collateral, local market conditions or excessive levels of inventories." In your first bullet point to this comment, you state you apply discounts to your appraisals for age and disposition costs. Please clarify to us the nature of <u>all</u> discounts applied to your fair market valuations, why you believe they are necessary and how you apply them. Clarify the materiality/significance of each of these discounts and the aggregate total of the discounts taken on your impaired loans by dollar amount and percentage. Lastly, please clarify to us if all of these discounts are applied at the time the loan becomes impaired and the appraisal is received and/or at the time of the partial charge-off.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant